PRESS RELEASE

Crescent Point Confirms Quarterly Dividend and Declares Third Quarter Special Dividend

November 2, 2023 Calgary, AB



Crescent Point

Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) announces its Board of Directors has declared a quarterly cash base dividend and a special cash dividend in alignment with the Company’s return of capital framework.

The quarterly cash base dividend of CDN $0.10 per share will be paid on January 2, 2024 for shareholders of record on December 15, 2023. Based on Crescent Point’s third quarter 2023 financial results, a special cash dividend of CDN $0.02 per share will be paid on November 22, 2023 for shareholders of record on November 15, 2023. Special dividends are used in combination with share repurchases as part of the Company’s return of capital framework, to ensure that Crescent Point fulfills its targeted return to shareholders for the quarter.

These dividends are designated as “eligible dividends” for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point’s dividends are considered “qualified dividends.”

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.